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May 12, 2011

Via EDGAR and Fax

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  SLCA I, Inc. and SLCA II, Inc. (the “Companies”)
Amendment No. 1 to Forms 10-12(g)
Filed April 28, 2011
File Nos. 000-54315 and 000-54316

Dear Mr. Riedler:

We respectfully submit below the responses of the Companies to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letters dated May 10, 2011 with respect to the Form 10 filings of the Companies, dated March 28, 2011 and amended April 28, 2011.  For your convenience, we have included each of your comments from the letters, immediately followed by the Registrant’s response.

Form of Acquisition

Prior Blank Check Company Experience, page 5

1.
We note the additional disclosure included on pages 4 and 5 regarding blank check company experience of Messrs. Chadwick and Grossman.  However, given that Messrs. Chadwick and Grossman will operate SLCA II, Inc. with the same purpose and objectives as that which has been set forth for the company, we reissue our prior comment 6 in part.  Please expand your disclosure to discuss the potential conflict of interest in allocating corporate opportunities as they become available and the procedures that management will use to manage and allocate these opportunities.  This disclosure should specifically identify SLCA II, Inc. and state that the objectives and management for both companies are the same.

RESPONSE:

Each Company has revised the language in its respective Prior Blank Check Company Experience section to include the referenced information.

2.
We note your statement that management’s pecuniary interests may conflict with their fiduciary duties as officers and directors and the interests of other potential investors who do not become officers or directors.  You have not, however, provided a discussion of how such conflicts may arise and the circumstances under which such interests may give rise to conflict.  Accordingly, we reissue our prior comment 7.  Please expand your disclosure to provide a discussion of how management’s pecuniary interests as stockholders of the company may conflict with their fiduciary duties and the interests of other potential investors.

New York City
Attorneys licensed in New York, Colorado, Georgia, Nevada and Texas

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 12, 2011

RESPONSE:

Each Company has revised the language in its respective Form of Acquisition section to include the referenced information.

3.
You have revised your disclosure to discuss how management developed the contacts upon which they will rely to bring target candidates to the company’s attention, but you did not describe such business contacts as requested in our prior comment 8.  Accordingly, we reissue our comment.  Please expand your disclosure stating that your officers and directors will bring to your attention business combination targets they become aware of through business contacts to further describe these business contacts.

RESPONSE:

Each Company has revised the language in its respective Form of Acquisition section to include the requested disclosure.

Thank you for your attention to this matter.  We look forward to hearing from you.  Please direct questions or requests for clarification of matters addressed in this letter to Josh Westerman of Galante Westerman LLP at (212) 729-4885 or by fax at (800) 571-3109.

Best Regards,

/s/ Josh Westerman

Josh Westerman
Galante Westerman LLP

cc:	Karen Ubell
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549